MR

09056870

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 48921 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Higgins Capital Management, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2223 Avenue de la Playa, Suite 210
(No. and Street)

La Jolla, (City) CA (State) 92037 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raymond L. Higgins 858-459-2993
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 Olympic Blvd., Suite 875 (Address) Los Angeles, (City) CA (State) 90064 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 09 2009
Washington, DC 101

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/25

# OATH OR AFFIRMATION

I, Raymond L. Higgins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Higgins Capital Management, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CEO

Title

NOTARY CERTIFICATE ATTACHED 2-3-09

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

STATE OF CALIFORNIA

COUNTY OF SAN DIEGO

ON 2-3-09 BEFORE ME, L.TURNER, NOTARY PUBLIC, PERSONALLY APPEARED RAYMOND L. HIGGINS

WHO PROVED TO ME ON THE BASIS OF SATISFACTORY EVIDENCE TO BE THE PERSON(S) WHOSE NAME(S) IS/ARE SUBSCRIBED TO THE WITHIN INSTRUMENT AND ACKNOWLEDGED TO ME THAT HE/SHE/THEY EXECUTED THE SAME IN HIS/HER/THEIR AUTHORIZED CAPACITY(IES), AND THAT BY HIS/HER/THEIR SIGNATURE(S) ON THE INSTRUMENT THE PERSON(S), OR THE ENTITY UPON BEHALF OF WHICH THE PERSON(S) ACTED, EXECUTED THE INSTRUMENT.

L. TURNER
COMM. #1751716
NOTARY PUBLIC • CALIFORNIA
SAN DIEGO COUNTY
Commission Expires July 10, 2011

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

(seal)

signature

Document title ANNUAL AUDITED REPORT FORM X-17A-5 PART III

Document date

Number of pages in document 2

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2008

HIGGINS CAPITAL MANAGEMENT, INC.

2223 AVENIDA DE LA PLAYA, SUITE 210

LA JOLLA, CALIFORNIA 92037

CONTENTS

**Joseph Yafeh CPA, Inc.**
*A Professional Accounting Corporation*
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

# REPORT OF INDEPENDENT AUDITOR

Board of Directors
Higgins Capital Management, Inc.
La Jolla, California

I have audited the accompanying statement of financial condition of Higgins Capital Management, Inc., as of December 31, 2008 and related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Higgins Capital Management, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Higgins Capital Management, Inc. as of December 31, 2008 and the results of its operations, stockholders' equity and cash flows for the year then ended in conformity with the accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Pages 8 and 9 include supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Yafeh, CPA

Los Angeles, California
February 3, 2009

# HIGGINS CAPITAL MANAGEMENT, INC.
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2008

### ASSETS

| | |
|---|---|
| Cash in Bank | $ 54,396 |
| Commissions Receivable | 33,574 |
| Clearing Broker's Deposit | 50,000 |
| Securities | 79,679 |
| Deposits - Lease | 1,885 |
| Total Assets | $219,534 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| Liabilities | |
| Accounts Payable | $ 4,154 |
| Income Tax Payable | 8,920 |
| Total Liabilities | 13,074 |
| Stockholders' Equity | |
| Common Stock - Authorized 1,000,000 Shares; issued and outstanding 10,000 shares at a stated value of $1.00 per share | 10,000 |
| Paid-in-Capital | 17,875 |
| Retained Earnings | 178,585 |
| Total Stockholders' Equity | $206,460 |
| Total Liabilities and Stockholders' Equity | $219,534 |

See Accompanying Notes to the Financial Statements

HIGGINS CAPITAL MANAGEMENT, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2008

| | |
|---|---|
| Revenue: | |
| Commissions | $ 457,726 |
| Realized Gains | 47,895 |
| Unrealized (Loss) | ( 20,847) |
| Other | 34,779 |
| Total Revenue | 519,553 |
| Operating Expenses (Schedule Page 10) | 490,871 |
| Income Before Income Taxes | 28,682 |
| Income Taxes | ( 7,020) |
| Net Income | $ 21,662 |

See Accompanying Notes to the Financial Statements

HIGGINS CAPITAL MANAGEMENT, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2008

| | Shares Issued | Common Stock | Paid-In Capital | Retained Earnings | Stockholders' Equity |
|---|---|---|---|---|---|
| Balance December 31, 2007 | 10,000 | $10,000 | $17,875 | $ 156,923 | $184,798 |
| Net Income | | | | 21,662 | 21,662 |
| Balance December 31, 2008 | 10,000 | $10,000 | $17,875 | $ 178,585 | $206,460 |

See Accompanying Notes to the Financial Statements

HIGGINS CAPITAL MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

| | |
|---|---|
| Cash Flows from Operations: | |
| Net Income | $ 21,662 |
| Depreciation | 654 |
| Commissions Receivable | ( 8,847) |
| Deposit – lease | ( 255) |
| Securities | (27,915) |
| Demand Note | 22,500 |
| Accounts Payable | ( 2,317) |
| Accrued Expenses | (25,776) |
| Income Tax Liability | 6,430 |
| Cash Flows Used from Operations | (13,864) |
| Acquisition Activities: | 0 |
| Investing Activities | 0 |
| Decrease in Cash | (13,864) |
| Cash in Bank, beginning | 68,260 |
| Cash in Bank, ending | $ 54,396 |
| Supplemental Data: | |
| Interest Paid | $ 0 |
| Income Tax Liability | $ 7,020 |

See Accompanying Notes to the Financial Statements

HIGGINS CAPITAL MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 1 - PRESENTATION

Higgins Capital Management, Inc., the Company, was incorporated June 24, 1996 and approved as a broker-dealer by the NASD on February 18, 1997. The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency ("FINRA").

NOTE 2 - NATURE OF BUSINESS

The Company is registered under SEC Rule 15c3-3(k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers are handled by a correspondent broker-dealer. The Company has a clearing agreement with RBC Dain Rauscher. The Company's deposits are as follows:

| | |
|---|---|
| Securities | $53,560 |
| Cash | 26,119 |
| | $79,679 |

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Commission Revenue is recognized on a "Settlement Date Basis." Securities are valued at market.

NOTE 4 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum of net capital as defined under such provisions. See page 8 for the computation of net capital.

At December 31, 2008, the Company had a net capital of $191,576 and a net capital requirement of $25,000. The Company's percentage of aggregate indebtedness to net capital was 7%.

NOTE 5 - OFF BALANCE - SHEET RISK

As discussed in Note 2, the customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that a customer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealer.

NOTE 6 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumption that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 7 - INCOME TAXES

The Company files its income tax returns on the cash basis. The provision for taxes is comprised as follows:

| | |
|---|---|
| Federal Current | $ 6,220 |
| State Current | 800 |
| | $ 7,020 |

NOTE 8 – COMMITMENTS

The Company's lease expires on March 31, 2009. Future lease payments are:

| | |
|---|---|
| 2009 | $23,300 |
| 2010 | 24,000 |
| 2011 | 24,600 |
| 2012 | 6,200 |
| | $78,100 |

NOTE 9 – EXEMPTION FROM THE SEC RULE 15C-3

Higgins Capital Management, Inc. is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore, Higgins Capital Management, Inc. is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph K 2 ii.

In addition, the Company is exempt from the Possession or Control Requirements under Rule 15c3-3 paragraph K 2 ii.

HIGGINS CAPITAL MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2008

| | |
|---|---|
| **COMPUTATION OF NET CAPITAL** | |
| Total stockholders' equity from statement of financial condition | $ 206,460 |
| Less: Non allowable assets - Page 9 | ( 1,885) |
| Less: Haircuts | ( 12,999) |
| NET CAPITAL | $ 191,576 |
| **COMPUTATION OF NET CAPITAL REQUIREMENTS** | |
| Minimum net capital required 6-2/3 of total liabilities | $ 872 |
| Minimum dollar net capital required | $ 25,000 |
| Net Capital required greater of above amounts | $ 25,000 |
| EXCESS CAPITAL | $166,576 |
| Excess net capital at 1000% (net capital) less 10% of aggregate indebtedness | $190,269 |
| **COMPUTATION OF AGGREGATE INDEBTEDNESS** | |
| Total liabilities (from Statement of Financial Condition) | $ 13,074 |
| Percentage of aggregate indebtedness to net capital | 7% |
| Percentage of debt to equity to total Computed in accordance with Rule 15c3-1(d) | N/A |

RECONCILIATION

The following is a reconciliation as of December 31, 2008 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4).

| | |
|---|---|
| NET CAPITAL UNAUDITED | $ 196,199 |
| Haircuts | ( 68) |
| Depreciation expense | ( 654) |
| Unrecorded liabilities | ( 3,901) |
| NET CAPITAL AUDITED | $ 191,576 |

See Accompanying Notes to Financial Statements

HIGGINS CAPITAL MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2008

SCHEDULE FOR NON ALLOWABLE ASSETS

| | | |
|---|---|---|
| Deposit - Lease | | $ 1,885 |
| | | $ 1,885 |

HAIRCUTS

| | | |
|---|---|---|
| Equity Securities – 15% x $53,560 | | $ 8,034 |
| Undue Concentration: | | |
| Equities | $53,560 | |
| Net Capital before Haircuts -- $204,575 | | |
| x 10% | 20,458 | |
| | 33,102 | |
| x 15% | | 4,965 |
| | | $ 12,999 |

See Accompanying Notes to the Financial Statements

HIGGINS CAPITAL MANAGEMENT, INC.
SCHEDULE OF OPERATING EXPENSES
YEAR ENDED DECEMBER 31, 2008

| | |
|---|---|
| Automobile | $ 19,888 |
| Broker Expense | 28,389 |
| Compliance | 5,550 |
| Depreciation | 654 |
| Information Technology | 43,488 |
| Insurance | 24,738 |
| Legal & Professional | 70,177 |
| Licenses and Fees | 1,548 |
| Marketing | 17,338 |
| Medical Pay Plan | 10,457 |
| FINRA Expenses | 72 |
| Office Expense | 16,630 |
| Payroll Expenses | 216,656 |
| Rent | 26,122 |
| Taxes | 268 |
| Telephone | 7,347 |
| Travel and Entertainment | 1,549 |
| Total Operating Expenses | $490,871 |

See Accompanying Notes to the Financial Statements

PART II

HIGGINS CAPITAL MANAGEMENT, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2008

**Joseph Yafeh CPA, Inc.**
*A Professional Accounting Corporation*
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT ACCOUNT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

To the Board of Directors
Higgins Capital Management, Inc.
La Jolla, California

In planning and performing my audit of the financial statements of Higgins Capital Management, Inc. (the "Company") for the year ended December 31, 2008, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

Board of Directors
Higgins Capital Management, Inc.
La Jolla, California

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
February 3, 2009